UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Hongli Group Inc. (the “Company”) on Form F-3 (File No. 333-284050).

Appointment of Director

On June 11, 2026, the board of directors of the Company approved the appointment of Mr. Li Li to serve as a director of the Company, with effective on June 11, 2026. Mr. Li will also serve as a member of each of the Company’s audit committee, compensation committee, and nominating and corporate governance committee, and the chairperson of the Company’s nominating and corporate governance committee.

Mr. Li Li, age 57, has significant experience in corporate supervision and internal management. From 2020 to 2025, he served as Chief Inspector of Red Star Macalline Home Furnishing Group Co., Ltd., where he was principally responsible for supervision, inspection and related management functions. Mr. Li earned his bachelor’s degree in administrative management at East China Normal University in 1990.

There is no arrangement or understanding between Mr. Li and any other person pursuant to which they were selected as an officer and a director of the Company, and there is no family relationship between Mr. Li and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Li had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

In connection with the appointment, on June 11, 2026, the Company entered into a director agreement and an indemnification agreement with Mr. Li. The terms of these agreements are consistent with the Company’s standard arrangements for its non-employee directors. The forms of the director agreement and the indemnification agreement are filed as Exhibits 10.1 and 10.2, respectively, to this report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Director Offer Letter between Hongli Group Inc. the directors (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
10.2	Form of Indemnification Agreement with the Registrant’s directors and officers (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: June 11, 2026	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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